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                                                              EXHIBIT-99 VOTEADV



                               PROXY VOTING POLICY


POLICY

Kayne Anderson Capital Advisors, L.P. ("KACALP") votes client proxies in the interest of maximizing shareholder value. To that end, KACALP votes in a way that it believes, consistent with its fiduciary duty, will cause the value of the issue to increase the most or decline the least. Consideration is given to both the short and long term implications of the proposal to be voted on when considering the optimal vote.

Any general or specific proxy voting guidelines provided by an advisory client or its designated agent in writing supersede this policy. Clients may wish to have their proxies voted by an independent third party or other named fiduciary or agent, at the client's cost.

PROCEDURES FOR IDENTIFICATION AND VOTING OF PROXIES

A Proxy Committee comprised of Marilynn Moscrip, Director of Partnership Services, Thomas McKeown, Compliance Director, and David Shladovsky, General Counsel, are responsible for ensuring that this policy is adhered to and for voting KACALP client proxies.

These proxy voting procedures are designed to enable KACALP to resolve material conflicts of interest with clients before voting their proxies in the interest of shareholder value.

        1. KACALP maintains a list of all clients for which it votes proxies. The list will be maintained either in hard copy or electronically.

        2. KACALP works with the client to ensure that KACALP is the designated party to receive proxy voting materials from companies or intermediaries. To that end, new account forms of broker-dealers/custodians state that KACALP should receive this documentation. The designation may also be made by telephoning contacts and/or client service representatives at broker-dealers/custodians.

        3. The Proxy Committee receives all proxy voting materials and is responsible for ensuring that proxies are voted and submitted in a timely manner.

        4. The vast majority of KACALP's investment activities are for the benefit of accounts for which it serves as general partner. KACALP votes proxies for such accounts. The Proxy Committee reviews the list of clients and compare the record date of the proxies with a security holdings list for the security or company soliciting the proxy vote. For any separate account clients who has provided specific voting instructions, the Proxy Committee votes that client's proxy in accordance with the client's written instructions. Proxies of separate account clients who have selected a third party to vote proxies, and whose proxies were received by KACALP, are forwarded to the designee for voting and submission. Proxies received after the separate account termination date of a client relationship are not voted. Such proxies are delivered to the last known address of the client or to the intermediary who distributed the proxy with a written or oral


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               statement indicating that the advisory relationship has been terminated and that future proxies for the named client should not be delivered to KACALP.

        5. The Proxy Committee assesses any material conflicts between KACALP's interests and those of its clients with respect to proxy voting by considering the situations identified in the Conflicts of Interest section of this document.

        6. So long as there are no material conflicts of interest identified, KACALP votes proxies according to the policy set forth above based on the advice of the portfolio manager responsible for the position. KACALP elects to abstain from voting if it deems such abstinence in its clients' best interests. The rationale for "abstain" votes is documented and the documentation is maintained in the permanent file.

        7. If the Proxy Committee detects a conflict of interest that it cannot reasonably resolve itself, KACALP, at its expense, engages the services of an outside proxy voting service or consultant who will provide an independent recommendation on the direction in which KACALP should vote on the proposal. The proxy voting service's or consultant's determination is binding on KACALP. Alternatively, KACALP may make a voting determination based on the advice of GC or outside counsel concerning the conflict of interest.

        8. The Proxy Committee collects and submits the proxy votes in a timely manner.

        9. All proxy votes are recorded and the following information is maintained:

               a.     The name of the issuer of the portfolio security;

               b.     The exchange ticker symbol of the portfolio security;

               c. The Council on Uniform Securities Identification Procedures ("CUSIP") number for the portfolio security;

               d.     The shareholder meeting date;

               e. The number of shares KACALP is voting on a firm-wide basis;

               f.     A brief identification of the matter voted on;

               g. Whether the matter was proposed by the issuer or by a security holder;

               h.     Whether or not KACALP cast its vote on the matter;

               i. How KACALP cast its vote (e.g., for or against proposal, or abstain; for or withhold regarding election of directors);

               j.     Whether KACALP cast its vote with or against management;
                      and

               k. Whether any client requested an alternative vote of its proxy.


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               l.     The resolution of any conflict of interest, if applicable.

        In the event that KACALP votes the same proxy in two directions, it maintains documentation to support its voting (this may occur if a client requires KACALP to vote a certain way on an issue, while KACALP deems it beneficial to vote in the opposite direction for its other clients) in the permanent file.

POTENTIAL CONFLICTS OF INTEREST

Although KACALP has not currently identified any material conflicts of interest that would affect its proxy voting decisions, it is aware of the following potential conflicts that could exist in the future:

- CONFLICT: KACALP retains an institutional client, or is in the process of retaining an institutional client that is affiliated with an issuer that is held in KACALP's client portfolios. This type of relationship may influence KACALP to vote with management on proxies to gain favor with management. Such favor may influence KACALP's decision to continue its advisory relationship with KACALP.

- CONFLICT: KACALP retains a client, or is in the process of retaining a client that is an officer or director of an issuer that is held in KACALP's client portfolios. The similar conflicts of interest exist in this relationship as discussed above.

- CONFLICT: KACALP's employees maintain a personal and/or business relationship (not an advisory relationship) with issuers or individuals that serve as officers or directors of issuers. For example, the spouse of an KACALP employee may be a high-level executive of an issuer that is held in KACALP's client portfolios. The spouse could attempt to influence KACALP to vote in favor of management.

- CONFLICT: KACALP or an employee(s) personally owns a significant number of an issuer's securities that are also held in KACALP's client portfolios. For any number of reasons, an employee(s) may seek to vote proxies in a different direction for his/her personal holdings than would otherwise be warranted by the proxy voting policy. The employee(s) could oppose voting the proxies according to the policy and successfully influence KACALP to vote proxies in contradiction to the policy.

- CONFLICT: KACALP or its affiliate has a financial interest in the outcome of a vote.

RESOLUTION: Upon the detection of a material conflict of interest, the procedure described under Item 7 of the Procedures for Identification and Voting of Proxies section above are followed.

Due to the difficulty of predicting and identifying all material conflicts, KACALP relies on its employees to notify the Proxy Committee of any material conflict that may impair KACALP's ability to vote proxies in an objective manner. Upon such notification, the Proxy Committee notifies its legal counsel of the conflict who will recommend an appropriate course of action. In addition, any attempts by others within KACALP to influence the voting of client proxies in a manner that is inconsistent with the proxy voting policy is reported to GC.


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RECORDKEEPING

KACALP maintains all proxy voting related documentation described for a period of not less than five (5) years, the first two (2) years at its principal place of business. The Director of [Partnership Services] is responsible for the following procedures and for ensuring that the required documentation is retained.

Client Requests to Review Proxy Votes

        - Any request, whether written (including e-mail) or oral, received by any employee of KACALP, is timely reported to the Proxy Committee. All written requests must be retained in the permanent file.

        - The Proxy Committee records the identity of the client, the date of the request, and the disposition (e.g., provided a written or oral response to client's request, referred to third party, not a proxy voting client, other dispositions, etc.) in a suitable place.

        - In order to facilitate the management of proxy voting record keeping process, and to facilitate dissemination of such proxy voting records to clients, the Proxy Committee distributes to any client requesting proxy voting information the complete proxy voting record of KACALP for the period requested. Reports containing proxy information of only those issuers held by a certain client are not created or distributed.

               Any report disseminated to a client(s) contains a legend in substantially the following form:

                      "This report contains the full proxy voting record of KACALP. If securities of a particular issuer were held in your account on the date of the shareholder meeting indicated, your proxy was voted in the direction indicated (absent your expressed written direction otherwise)."

        - Furnish the information requested, free of charge, to the client within a reasonable time period (within 10 business days). Maintain a copy of the written record provided in response to client's written (including e-mail) or oral request. A copy of the written response should be attached and maintained with the client's written request, if applicable and maintained in the permanent file.

        - Clients are permitted to request the proxy voting record for the 5-year period prior to their request.

DISCLOSURE

        - KACALP ensures that Part II of Form ADV is updated as necessary to reflect: (i) all material changes to the Proxy Voting Policy and Procedures; and (ii) regulatory requirements.


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PROXY SOLICITATION

As a matter of practice, it is KACALP's policy to not reveal or disclose to any client how the Adviser may have voted (or intends to vote) on a particular proxy until after such proxies have been counted at a shareholder's meeting.

The Proxy Committee is to be promptly informed of the receipt of any solicitation from any person to vote proxies on behalf of clients. At no time may any employee accept any remuneration in the solicitation of proxies.